Guggenheim Equal Weight Enhanced Equity Income Fund

Based upon the Fund’s review of the copies of such forms effecting the Section 16 filings received by it, the Fund believes that for its most recently completed fiscal year, all filings applicable to such persons were completed and filed in a timely manner, except as follows: a Form 3 (no securities owned) for James Michal was not filed in a timely manner after such person became a reporting person of the Fund.